Exhibit 6.16

EXECUTIVE SALARY CONTINUATION AGREEMENT

THIS AGREEMENT, made and entered into this 31st day of December, 2007, by and between The Lyons National Bank, a bank organized and existing under the laws of the United States of America (hereinafter referred to as the “Bank”), and Stephen V. DeRaddo, an Executive of the Bank (hereinafter referred to as the “Executive”), a member of a select group of management and highly compensated employees of the Bank.

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank;

WHEREAS, the purpose of this Agreement is to further the growth and development of the Bank by providing the Executive with supplemental retirement income, and thereby encourage the Executive’s productive efforts on behalf of the Bank and the Bank’s shareholders, and to align the interests of the Executive and those shareholders.

WHEREAS, it is the desire of the Bank and the Executive to eater into this Agreement under which the Bank will agree to make certain payments to the Executive at retirement or the Executive’s Beneficiary in the event of the Executive’s death pursuant to this Agreement;

ACCORDINGLY, it is intended that the Agreement be “unfunded” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and not be construed to provide income to the participant or beneficiary under the Internal Revenue Code of 1986, as amended (the “Code”), particularly Section 409A of the Code and guidance or regulations issued thereunder, prior to actual receipt of benefit; and

THEREFORE, it is agreed as follows:

I.	EFFECTIVE DATE

II.	FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III.	DEFINITIONS

A.	Beneficiary:

The Executive shall have the right to name a Beneficiary of the Death Benefit. The Executive shall have the right to name such Beneficiary at any time prior to the Executive’s death and submit it to the Plan Administrator (or Plan Administrator’s representative) on the form provided. Once received and acknowledged by the Plan Administrator, the form shall be effective. The Executive may change a Beneficiary designation at any time by submitting a new form to the Plan Administrator. Any such change shall follow the same rules as for the original Beneficiary designation and shall automatically supersede the existing Beneficiary form on file with the Plan Administrator.

If the Executive dies without a valid Beneficiary designation on file with the Plan Administrator, death benefits shall be paid to the Executive’s estate.

If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person declared incompetent, or to a person incapable of handling the disposition of that person’s property, the Plan Administrator may direct distribution of such benefit to the guardian, legal representative or person having the care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to distribution of the benefit, Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Agreement for such distribution amount.

B.	Change in Control:

“Change in Control” shall mean a change in ownership or control of the Bank as defined in Treasury Regulation Section 1.409A-3(i)(5) or any subsequently applicable Treasury Regulation.

C.	Disability or Disabled:

“Disability or Disabled” shall mean the Executive: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. Medical determination of Disability may be made by either the Social Security Administration or by the provider of an accident or health plan covering Executives of the Bank, provided that the definition of Disability applied under such Disability insurance programs complies with the requirements of Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of Social Security Administration’s or the provider’s determination.

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D.	Discharge for Cause:

The term “for cause” shall mean any of the following that result in an adverse effect on the Bank: (i) the commission of a felony or gross misdemeanor involving fraud or dishonesty; (ii) the willful violation of any banking law, rule, or banking regulation (other than a traffic violation or similar offense); (iii) an intentional failure to perform stated duties; or (iv) a breach of fiduciary duty involving personal profit. If a dispute arises as to discharge “for cause,” such dispute shall be resolved by arbitration as set forth in this Agreement.

E.	Early Retirement Date:

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service.

F.	Normal Retirement Age:

“Normal Retirement Age” shall mean the date on which the Executive attains age sixty-two (62).

G.	Plan Year:

Any reference to “Plan Year” shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term “Plan Year” shall mean the period from the Effective Date to December 31st of the year of the Effective Date.

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H.	Restriction on Timing of Distribution:

Notwithstanding any provision of this Agreement to the contrary, distributions to the Executive may not commence earlier than six (6) months after the date of a Separation from Service, as that term is used under Section 409A if, pursuant to Internal Revenue Code Section 409A, the Executive is considered a “specified employee” under Internal Revenue Code Section 416(i), of the Bank if any stock of the Bank is publicly traded on an established securities market or otherwise. In the event a distribution is delayed pursuant to this paragraph, the originally scheduled payment shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service. If payments are scheduled to be made in installments, the first six (6) months of installment payments shall be delayed, aggregated, and paid instead on the first day of the seventh month, after which all installment payments shall be made on their regular schedule. If payment is scheduled to be made in a lump sum, the lump payment shall be delayed for six (6) months and instead be made on the first day of the seventh month.

I.	Retirement Date:

“Retirement Date” shall mean the later of the Executive’s sixty-second (62nd) birthday (February 25, 2022) or Separation from Service.

J.	Separation from Service:

“Separation from Service” shall mean the Executive has experienced a termination of employment with the Bank. For purposes of this Agreement, whether a termination of employment or service has occurred is determined based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an Executive or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an Executive or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Executive continues to be treated as an Executive for other purposes (such as continuation of salary and participation in Executive benefit programs), whether similarly situated service providers have been treated consistently, and whether the Executive is permitted, and realistically available, to perform services for other service recipients in the same line of business. An Executive will be presumed not to have separated from service where the level of bona fide services performed continues at a level that is fifty percent (50%) or more of the average level of service performed by the Executive during the immediately preceding thirty-six (36) month period.

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K.	Contingent Disability Trust (attached as Exhibit “A”):

The Trust shall remain unfunded until the Executive experiences any qualifying period of Disability. Following any qualifying period of disability, the Trustee shall receive deposits from Mass Mutual in the form of disbursements made arising out of the disability policy on the Executive (hereafter “Contributions”). The Trustee is also authorized to accept deposits from the Bank, or other sources, Any and all deposits made to the Trust will constitute the Trust Account (“Account”) which shall be held, administered and disposed of by Trustee as provided in the Trust Agreement.

The principal of the Trust, and any earning therefrom shall be held separate and apart from other funds of the Bank and shall be used exclusively for the uses and purposes of the Executive. No part of the Trust corpus is intended at any time or under any circumstances to revert to the Bank. All deposits so received with the income therefrom and any other increment thereon shall be held, managed and administered by the Trustee pursuant to the terms of this Trust.

IV.	EARLY RETIREMENT

Subject to Subparagraph III (E), upon Separation from Service as previously defined, the Executive shall receive the benefits set forth in Paragraph V subject to the vesting stated in Paragraph VIII, and based upon the Executive’s compensation at said Separation from Service. Said Early Retirement benefit shall be paid thirty (30) days following the Executive’s Separation from Service. This benefit shall be paid in ten (10) equal annual installments.

V.	RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Upon attainment of the Retirement Date, the Bank shall pay the Executive an annual benefit equal to twenty-five percent (25%) of the Executive’s average of highest three (3) years (salary and deferred compensation) prior to the Executive’s retirement. The benefit shall be payable beginning thirty (30) days following retirement, subject to Subparagraph III (I), in equal monthly installments (1/12th of the annual benefit) for one hundred and eighty (180) months. However, if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to the Beneficiary, until the full number of one hundred and eighty (180) monthly payments have been made.

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VI.	DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die at any time after the Effective Date of this Agreement, the Executive shall become one hundred percent (100%) vested in the value of the Executive’s Accrued Liability Retirement Account. The benefit shall be payable in a lump sum to the Executive’s Beneficiary within sixty (60) days of the Executive’s death.

VII.	BENEFIT ACCOUNTING/ACCRUED LIABILITY RETIREMENT ACCOUNT

The Bank shall account for this benefit using the regulatory accounting principles of the Bank’s primary federal regulator. The Bank shall establish an Accrued Liability Retirement Account for the Executive into which appropriate reserves shall be accrued.

VIII.	VESTING

The Executive shall be entitled to receive six and sixty seven one hundredths percent (6.67%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement, to a maximum of one hundred percent (100%).

IX.	TERMINATION PRIOR TO NORMAL RETIREMENT AGE

Subject to Subparagraph X, in the event that the active employment of the Executive shall terminate prior to retirement, as provided in Paragraph III (D), by the Executive’s voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the balance of Executive’s Accrued Liability Retirement Account, on the date of Separation from Service, multiplied by Executive’s cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive’s Separation from Service. This benefit shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph X, in the event that the active employment of the Executive shall terminate prior to retirement, as provided in Paragraph III (D), due to the Executive’s discharge by the Bank without cause, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive’s liability retirement account at termination. These payments shall begin thirty (30) days following Separation from Service. This benefit shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the Executive’s Separation from Service.

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In the event the Executive’s death should occur after such severance but prior to the completion of the annual payments provided for in this paragraph, the Bank shall continue to pay such annual installments to the Beneficiary, until the full number of ten (10) annual payments have been made.

X.	DISCHARGE FOR CAUSE

Not withstanding anything to the contrary, in the event the Executive shall be Discharged for Cause at any time, this Agreement shall terminate and all benefits provided herein shall be forfeited.

XI.	DISABILITY OR DISABLED

In the event that there is a finding of any qualified period of Disability for the Executive, the Bank will deposit into the Contingent Disability Trust (hereafter “Trust” and attached as Exhibit “A”) for the Executive, an amount equal to the Accrued Liability Retirement Account established on the Executive’s behalf pursuant to this Agreement. No other benefits will be owed to the Executive under this Agreement during the period of Disability.

The Trust shall be an unfunded Trust until such time that the Executive is deemed Disabled, as previously defined.

If the Executive is Disabled on the date the Executive reaches Normal Retirement Age, this Agreement shall automatically terminate and the Executive shall not be entitled to any further benefits under this Agreement.

If the period of Disability ends prior to Normal Retirement Age and the Executive returns to active employment with the Bank, the Bank will pay the Executive a reduced retirement benefit amount. The retirement benefit amount shall be reduced by the twenty (20) year annual annuity that would be payable from the Trust assuming the trust assets earned on a net of four percent (4%) annually starting from the date of the existence of said Trust.

XII.	NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive’s not engaging in any activity that directly or indirectly competes with the Banks interests, within twenty-five (25) miles of any physical office of the Bank existing at the time of Executive’s retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change in Control as defined in Subparagraph III (B).

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XIII.	CHANGE IN CONTROL

Upon a Change in Control, the Executive shall become one hundred percent (100%) vested in the Retirement Benefit. The Executive shall receive the Retirement Benefit as if the Executive had been continuously employed by the Bank until the Executive’s Normal Retirement Age. Such benefit shall be paid in a lump sum within thirty (30) days following the Change in Control.

XIV.	MISCELLANEOUS

A.	Alienability and Assignment Prohibition:

Neither the Executive nor any other Beneficiary under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder without prior approval of the Bank, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Executive or the Executive’s Beneficiary, nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Executive or any Beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, such attempt shall be void and have no effect and shall not be recognized by the Bank.

B.	Amendment or Revocation:

It is agreed by and between the parties hereto that, during the lifetime of the Executive, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Executive and the Bank. Any such amendment shall not be effective to decrease or restrict any Executive’s accrued benefit under this Agreement, determined as of the date of amendment, unless agreed to in writing by the Executive, and provided further, no amendment shall be made, or if made, shall be effective, if such amendment would cause the Agreement to violate Internal Revenue Code Section 409A.

C.	Applicable Law:

The validity and interpretation of this Agreement shall be governed by the laws of the State where the principal corporate office of the Bank is located.

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D.	Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such bank, firm or person expressly agree, in writing, to assume and discharge the duties and obligations of the Bank under this Agreement. This Agreement shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

E.	Gender:

Whenever in this Agreement words are used in the masculine or neutral gender, they shall be read and construed as in the masculine, feminine or neutral gender, whenever they should so apply.

F.	Headings:

Headings and subheadings in this Agreement are inserted for reference and convenience only and shall not be deemed a part of this Agreement.

G.	Not a Contract of Employment:

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate employment.

H.	Opportunity to Consult with Independent Advisors:

If any term, provision, covenant, or condition of this Agreement is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Agreement shall remain in full force and effect notwithstanding such partial invalidity.

I.	Permissible Acceleration Provision:

Under Treasury Regulation Section 1.409A-3(j)(4), a payment of deferred compensation may not be accelerated except as provided in regulations by the Internal Revenue Code. This Agreement allows all permissible payment accelerations under 1.409A-3(j)(4) that include but are not limited to payments necessary to comply with a domestic relations order, payments necessary to comply with certain conflict of interest rules, payments intended to pay employment taxes, and other permissible payments are allowed as permitted by statute or regulation.

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J.	Subsequent Changes to Time and Form of Payment:

The Bank may permit subsequent changes to the time and form of payment. Any such change shall be considered made only when it becomes irrevocable under the terms of the Agreement. Any subsequent time and form of payment changes will be considered irrevocable not later than thirty (30) days following acceptance of the change by the Plan Administrator, subject to the following rules:

a.	the subsequent change may not take effect until at least twelve (12) months after the date on which the change is made;

b.	the payment (except in the case of death, disability, or unforeseeable emergency) upon which the change is made is deferred for a period of not less than five (5) years from the date such payment would otherwise have been paid; and

c.	in the case of a payment made at a specified time, the change must be made not less than twelve (12) months before the date the payment is scheduled to be paid.

K.	Tax Withholding:

The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement. The Executive acknowledges that the Bank’s sole liability regarding taxes is to forward any amounts withheld to the appropriate taxing authority(ies).

XV.	ADMINISTRATIVE AND CLAIMS PROCEDURES

A.	Plan Administrator:

The “Plan Administrator” of this Agreement shall be The Lyons National Bank. As Plan Administrator, the Bank shall be responsible for the management, control and administration of the Agreement. The Plan Administrator may delegate to others certain aspects of the management and operation responsibilities of the Agreement including the employment of advisors and the delegation of ministerial duties to qualified individuals.

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B.	Claims Procedure:

a.	Filing a Claim for Benefits:

Any insured, Beneficiary, or other individual, (“Claimant”) entitled to benefits under this Agreement will file a claim request with the Plan Administrator. The Plan Administrator will, upon written request of a Claimant, make available copies of all forms and instructions necessary to file a claim for benefits or advise the Claimant where such forms and instructions may be obtained. If the claim relates to disability benefits, then the Plan Administrator shall designate a sub-committee to conduct the initial review of the claim (and applicable references below to the Plan Administrator shall mean such sub-committee).

b.	Denial of Claim:

A claim for benefits under this Agreement will be denied if the Bank determines that the Claimant is not entitled to receive benefits under the Agreement. Notice of a denial shall be furnished the Claimant within a reasonable period of time after receipt of the claim for benefits by the Plan Administrator. This time period shall not exceed more than ninety (90) days after the receipt of the properly submitted claim. In the event that the claim for benefits pertains to disability, the Plan Administrator shall provide written notice within forty-five (45) days. However, if the Plan Administrator determines, in its discretion, that an extension of time for processing the claim is required, such extension shall not exceed an additional ninety (90) days. In the case of a claim for disability benefits, the forty-five (45) day review period may be extended for up to thirty (30) days if necessary due to circumstances beyond the Plan Administrator’s control, and for an additional thirty (30) days, if necessary. Any extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination on review.

c.	Content of Notice:

The Plan Administrator shall provide written notice to every Claimant who is denied a claim for benefits which notice shall set forth the following:

(i.)	The specific reason or reasons for the denial;

(ii.)	Specific reference to pertinent Agreement provisions on which the denial is based;

(iii.)	A description of any additional material or information necessary for the Claimant to perfect the claim, and any explanation of why such material or information is necessary; and

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(iv.)	Any other information required by applicable regulations, including with respect to disability benefits.

d.	Review Procedure:

The purpose of the Review Procedure is to provide a method by which a Claimant may have a reasonable opportunity to appeal a denial of a claim to the Plan Administrator for a full and fair review. The Claimant, or his duly authorized representative, may:

(i.)	Request a review upon written application to the Plan Administrator. Application for review must be made within sixty (60) days of receipt of written notice of denial of claim. If the denial of claim pertains to disability, application for review must be made within one hundred eighty (180) days of receipt of written notice of the denial of claim;

(ii.)	Review and copy (free of charge) pertinent Agreement documents, records and other information relevant to the Claimant’s claim for benefits;

(iii.)	Submit issues and concerns in writing, as well as documents, records, and other information relating to the claim.

e.	Decision on Review:

A decision on review of a denied claim shall be made in the following manner:

(i.)	The Plan Administrator may, in its sole discretion, hold a hearing on the denied claim. If the Claimant’s initial claim is for disability benefits, any review of a denied claim shall be made by members of the Plan Administrator other than the original decision maker(s) and such person(s) shall not be a subordinate of the original decision maker(s). The decision on review shall be made promptly, but generally not later than sixty (60) days after receipt of the application for review. In the event that the denied claim pertains to disability, such decision shall not be made later than forty-five (45) days after receipt of the application for review. If the Plan Administrator determines that an extension of time for processing is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial sixty (60) day period. In no event shall the extension exceed a period of sixty (60) days from the end of the initial period. In the event the denied claim pertains to disability, written notice of such extension shall be furnished to the Claimant prior to the termination of the initial forty-five (45) day period. In no event shall the extension exceed a period of thirty (30) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination on review.

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(ii.)	The decision on review shall be in writing and shall include specific reasons for the decision written in an understandable manner with specific references to the pertinent Agreement provisions upon which the decision is based.

(iii.)	The review will take into account all comments, documents, records and other information submitted by the Claimant relating to the claim without regard to whether such information was submitted or considered in the initial benefit determination. Additional considerations shall be required in the case of a claim for disability benefits. For example, the claim will be reviewed without deference to the initial adverse benefits determination and, if the initial adverse benefit determination was based in whole or in part on a medical judgment, the Plan Administrator will consult with a health care professional with appropriate training and experience in the field of medicine involving the medical judgment. The health care professional who is consulted on appeal will not be the same individual who was consulted during the initial determination or the subordinate of such individual. If the Plan Administrator obtained the advice of medical or vocational experts in making the initial adverse benefits determination (regardless of whether the advice was relied upon), the Plan Administrator will identify such experts.

(iv.)	The decision on review will include a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records or other information relevant to the Claimant’s claim for benefits.

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f.	Exhaustion of Remedies:

A Claimant must follow the claims review procedures under this Agreement and exhaust his or her administrative remedies before taking any further action with respect to a claim for benefits.

C.	Arbitration:

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to an Arbitrator for final arbitration. The Arbitrator shall be selected by mutual agreement of the Bank and the claimants. The Arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Arbitrator with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank’s discharge of the Executive “for cause,” such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

/s/ Carol Snook	By:	Robert A. Schick	President/CEO
Secretary		(Bank Officer other than Executive)	Title

/s/ Carol Snook		/s/ Stephen V. DeRaddo
Witness		Stephen V. DeRaddo

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